UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

GolfSuites 1, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2379196

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
650 East Bloomingdale Avenue, Brandon, FL	33511

(Address of principal executive offices)	(Zip Code)

(813) 621-5000

(Phone)

Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

BUSINESS	- 3 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 12 -

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	- 18 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	- 20 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 21 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING DECEMBER 31, 2022 AND DECEMBER 31, 2021	F-1

In this annual report, (the “Annual Report”) the terms “GolfSuites,” “GS1,” “we,” “us,” “our,” or “the company” refer to GolfSuites 1, Inc. a Delaware corporation and its subsidiaries on a consolidated basis. The terms “GolfSuites Lubbock” or “Lubbock” refer to GolfSuites Lubbock, LLC, the terms “GolfSuites Tulsa” or “Tulsa” refer to GolfSuites Tulsa, LLC. the terms “GolfSuites Baton Rouge” or “Baton Rouge” refer to GolfSuites Baton Rouge, LLC and the terms “GolfSuites Madison” or “Madison” refers to GolfSuites Madison, LLC. GolfSuites Lubbock and GolfSuites Tulsa and GolfSuites Lubbock are wholly owned subsidiaries of the company and GolfSuites Baton Rouge and GolfSuites Madison are majority owned subsidiaries of the company.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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Item 1. Business

Overview

GolfSuites 1, Inc. owns, leases and operates golf driving range entertainment centers in the United States. The entertainment centers aim to provide next generation hospitality and dining venues, high tech gamified golf in climate-controlled suites, live entertainment, and spaces for both social and corporate functions.

As of December 31, 2023, the company operates three facilities. The company owns 100% of GolfSuites Tulsa, LLC and GolfSuites Lubbock, LLC. The company manages GolfSuites Baton Rouge, LLC, and owns a 50% interest in Baton Rouge. A private investor owns the remaining 50% interest in Baton Rouge. Similarly, the company owns a 50% interest in GolfSuites Madison, LLC. A private investor owns the remaining 50% interest in Madison. As of December 31, 2022, development of the Madison site has been discontinued, and the company is seeking a buyer for the site.

Tulsa is located in Jenks, Oklahoma a suburb of Tulsa and was formerly operated under the FlyingTee brand. Currently, Tulsa operates under the GolfSuites brand. Tulsa and the land on which it is located is leased by the company.

Lubbock is located in Lubbock Texas. It formerly operated under the 4ORE! Golf brand. Currently, it operates under the brand, 4ORE! Golf-Powered by GolfSuites. During 2023, it will operate under the GolfSuites brand. The Lubbock Facility is owned by the company and the land on which it is located is leased by the company.

On March 16, 2021, GS 1 formed Baton Rouge for the purpose of leasing an approximate 18-acre existing driving range in Baton Rouge, Louisiana. Previously, Baton Rouge had been closed for operations. On June 1, 2022, Baton Rouge began operations of the 40-bay facility offering similar services as Tulsa and Lubbock. Minority interest in the loss of Baton Rouge has been reflected in the attached statements to show the allocation of loss to a private equity investor. As of December 31, 2022, the private equity investor had invested $1,000,000 of his total commitment of $1,000,000.

On May 5, 2022, Madison purchased approximately 9 acres of land which the company had intended to develop into a 40-bay golf driving range and entertainment facility. The land was purchased on May 5, 2022 with funding provided by the company’s Regulation A share sales, private equity investment, advances from GolfSuites, Inc., positive operating cash flows from existing operations, and $1,125,000 of mortgage financing. Minority interest in the loss of Madison have been reflected in the attached statements to show the allocation of loss to a private equity investor. As of December 31, 2022, the development of the Madison site has been discontinued, and the company is seeking a buyer for the site.

Timeline

Below is a timeline of the company’s operating history.

●	On October 25, 2018, the company was incorporated.

●	In September 2019, GolfSuites 3, Inc., an affiliate of the company, began operating an facility in Jenks, Oklahoma (the “Tulsa Facility”) pursuant to a lease agreement governing the Tulsa Facility and an additional agreement governing the land on which it is located. Both lease agreements were entered into by GolfSuite 3’s wholly owned subsidiary, GolfSuites Tulsa.

●	On August 6, 2020, GolfSuites Lubbock was formed. It is a wholly owned subsidiary of the company.

●	On August 19, 2020, pursuant to the Membership Interest Purchase Agreement (“MIP Agreement”), GolfSuites Lubbock acquired 4ORE Golf, LLC, a Texas Limited Liability Company, (the “Lubbock Facility”). The Membership Interest Purchase Agreement is included as an Exhibit to this Form 1-K.

●	On August 19, 2020, GolfSuites Lubbock, pursuant to the MIP Agreement, assumed the lease agreement governing the land on which the Lubbock Facility is located. The related lease agreement is included as an Exhibit to this Form 1-K.

●	On December 30, 2020, the company acquired GolfSuites Tulsa from GolfSuites 3.

●	On February 9, 2021, the company entered into a lease agreement for an approximate 18-acre existing driving range located at 8181 Siegen Lane, Baton Rouge, Louisiana (the “Baton Rouge Facility”) and has a term of five years. The lease commenced on March 1, 2021.

●	On January 15, 2022 the company formed GolfSuites Madison, LLC (“Madison”) a Mississippi limited liability company for the purpose of purchasing approximately 9 acres of land which was to be developed into a 40-bay golf driving range and entertainment facility. The land was purchased on May 5, 2022. As of December 31, 2022, the development of the Madison site has been discontinued, and the company is seeking a buyer for the site.

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The Facilities

Below are statistics related to each operational facility.

	TULSA FACILITY	LUBBOCK FACILITY	BATON ROUGE FACILITY
ENTERTAINMENT AMENITIES	60 golf suites.	56 golf suites.	40 golf suites.
	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.
	Private lessons available, pinball, pool and corn hole.	Private lessons available, pinball, pool and corn hole.	Private lessons available, pinball, pool and corn hole.
HOSPITALITY AMENITIES	2 restaurants and 2 bars.	2 restaurants and 2 bars.	1 restaurant and 1 bar.
OPERATIONAL STATISTICS	Multi-floor facility.	Multi-floor facility.	Single floor facility.
	Average weekly guests: Approximately 2,500 since September 2019 to present.	Average weekly guests: Approximately 2,500 since August 2020 to present.	Average weekly guests: Approximately 300 since June 2022 to present.

To date, revenues have come from the following activities:

•	Driving range suite rentals.
•	Special events sales.
•	Food and beverage sales.
•	Coaching and instruction services.
•	Retail sales.

The company collects revenue upon sale of an item (including: membership sales, food and beverage sales, apparel etc.) and recognize the revenue when the sale is made.

Cost of revenues for the company includes the cost of food, beverages, liquor, wine and beer sold to customers.

Operating expenses currently consist of advertising and marketing expenses and general administrative expenses.

Current Facilities

Currently, the company operates three facilities. The Tulsa Facility, the Lubbock Facility and the Baton Rouge Facility.

The Tulsa Facility: Overview

The Tulsa Facility is located at 600 Riverwalk Terrace in the City of Jenks, County of Tulsa, Oklahoma. The company believes the following to be the most appealing characteristics of the Tulsa Facility:

●	It is a mid-size venue consisting of approximately 53,102 rentable square feet and a driving range.

●	It is an entertainment facility, show casing live entertainment, gamified golf and various games such as pinball, pool and corn hole. It is also prides itself on its local chef inspired menus, craft cocktails and full-service restaurants.

●	It is located in a metropolitan area with a mid-size population.

●	Multiple university communities are a short distance away (less than ten miles).

●	There is an established millennial population within the area which fosters a trade market.

●	It is less than one mile to major highways, interstate access other large entertainment facilities, restaurant, and recreational attractions.

During 2019, the company began re-branding and upgrading the facility. To date, the company has invested approximately $1,339,000 into the Tulsa Facility. The company believes that an additional $1,200,000 may be needed to complete the rebranding and necessary upgrades of the facility, certain sums of which may be paid by the landlord.

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The Tulsa Facility: Lease Agreement

●	The term of the Tulsa Facility lease agreement is 25 years.

●	Annual base lease payments are $360,000, adjustable throughout the terms of the lease.

●	GolfSuites Tulsa is entitled to 50% of the net cash flow. The remaining 50% of the net cash flow is due and payable to Onefire Holding Company.

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The Lubbock Facility: Overview

The Lubbock Facility is located at 6909 Marsha Sharp Fwy, Lubbock, Texas 79407. The company believes the most appealing characteristics of the Lubbock Facility to be:

●	It is a mid-size venue with a driving range.

●	It is an entertainment facility, show casing live entertainment, gamified golf and various games such as pinball, pool and corn hole. It is also prides itself on its local chef inspired menus, craft cocktails and full-service restaurants.

●	It is located in a metropolitan area with a mid-size population.

●	Multiple university communities are a short distance away (less than ten miles).

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●	There is an established millennial population within the area which fosters a trade market.

●	It is less than one mile to major highways, interstate access other large entertainment facilities, restaurant and recreational attractions.

The Lubbock Facility currently operates under the 4ORE! Golf brand, however, it is owned and operated by GolfSuites. The company plans to begin re-branding in 2023. The company believes the re-branding and necessary upgrades will cost approximately $600,000.

The Lubbock Facility: Lease Agreement

●	The lease agreement related to the land on which the facility is on is for a term of 20 years, terminating October 31, 2038. The beginning monthly rent is $13,000 annually and increases by 2% every year thereafter. The lease includes twenty 5-year options for renewal.

●	In addition, the company maintains a nuisance (ingress/egress) lease. This lease was agreed to with the owner of the adjacent property because golf balls were going over the net surrounding the driving range and landing on the adjacent property. The lease expires on August 29, 2023. The company does not have plans to renew this lease.

The Baton Rouge Facility: Overview

The Baton Rouge Facility, located at 8181 Siegen Lane, Baton Rouge, Louisiana. The company believes the most appealing characteristics of the Baton Rouge Facility to be:

●	It is a mid-size venue consisting of approximately 40 bays and a driving range.

●	It is an entertainment facility, show casing live entertainment, gamified golf and various games such as pinball, pool and corn hole. It is also prides itself on its local chef inspired menus, craft cocktails and full-service restaurants.

●	It is located in a metropolitan area with a mid-size population.

●	Multiple university communities are a short distance away (less than ten miles).

●	There is an established millennial population within the area which fosters a trade market.

●	It is less than one mile to major highways, interstate access other large entertainment facilities, restaurant and recreational attractions.

The re-branding and upgrading of the facility was completed during 2022.

The Baton Rouge Facility: Lease Agreement

●	The term of the Baton Rouge Facility lease agreement is 5 years, however the company has the option to extend the lease for 2 periods of 5 years.

●	Annual base lease payments range from $15,000, for the first year, $39,600 for the second year and $60,000 for years 3-5. The company is currently paying $30,000 a year.

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Future Facilities

Over the next year the company intends to: (i) continue to source existing facilities, and (ii) purchase land for future facilities where such opportunities exist. On April 25, 2023 the company entered into a letter of intent to purchase 10 acres in Opelika, Alabama, near Auburn University.  The company expects to close this transaction in August 2023.

has a contract for approximately 10 acres in Opelika, Alabama, near Auburn University.

The company is currently sourcing future facilities that will likely have the following characteristics:

●	Mid-size venue consisting of approximately 40 bays and a driving range.

●	It is an entertainment facility, show casing live entertainment, gamified golf and various games such as pinball, pool and corn hole. It is also prides itself on its local chef inspired menus, craft cocktails and full-service restaurants.

●	It is located in a metropolitan area with a mid-size population.

●	Multiple university communities are a short distance away (less than ten miles).

●	There is an established millennial population within the area which fosters a trade market.

●	It is less than one mile to major highways, interstate access other large entertainment facilities, restaurant and recreational attractions.

Sourcing Facilities

When contemplating leasing already existing facilities, purchasing existing facilities, or building a facility from the ground up the company looks as the following factors to determine whether the project is suited for the company:

●	Location and size of each future facility.

●	Large and mid-size populations within metropolitan areas.

●	University communities with populations of at least 100,000.

●	Local millennial populations.

●	The proximity to major highway, interstate access other large entertainment facilities, restaurant, and recreational attractions.

●	Ongoing growth trends in the selected area.

●	Proximity of select population bases including: university students, types of housing developments and employment rates.

●	Whether a local government is cooperative and favors the development of leisure facilities.

●	Cost of land.

●	Availability and potential threat of competitor facilities within the vicinity.

●	Favorable mortgage/lender terms and relationships.

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Financing Facilities

The company intends to lease and/or purchase already existing facilities with a combination of the following:

●	The proceeds of the Regulation A offering.

●	Funds advanced to GolfSuites by GolfSuites, Inc. (the “Parent Company”).

●	Mortgage financing provided by banks, private equity funds, lending-REITs and/or other financial institutions.

The company intends to purchase land to begin the construction of facilities with a combination of the following:

●	The proceeds of the Regulation A offering.

●	Funds advanced to GolfSuites by the Parent Company.

●	Mortgage financing provided by banks, private equity funds, lending-REITs and/or other financial institutions.

Management of the Facilities

The Parent Company oversees the management of all of the company’s locations and will oversee the management of all future locations. We intend that all the facilities will operate similar to the Tulsa and Lubbock facilities, where the company and/or its subsidiaries employ management teams and staff to operate each facility whether it is leased facility, owned facility, or built from the ground up.

Market Sector

The company participates in the recreational sporting and entertainment facilities market. The company believes this market to be young, fast-growing and under-served. This market overlaps three growing, highly profitable markets: the golf market, the recreation/sporting entertainment sector and the food and beverage portion of the hospitality industry. The company competes for revenues from customer spending in each of these three sectors.

Target Audience

The company has five primary target audiences:

●	Families looking for a fun experience for their kids and friends.

●	Experience Seekers, Millennials, Gen-Xers, Boomers seeking unique, fun night/weekend entertainment.

●	Recreational and avid golfers.

●	Businesses wanting team building, business gatherings, incentive rewards and corporate event venues with food and entertainment.

●	Get together/Fundraiser planners looking for unique locations for parties, celebrations and fund-raising events.

Management Services from GolfSuites

GolfSuites entered into a management services agreement with the Parent Company effective as of August 12, 2019 (the “Management Services Agreement”). Under that agreement, The Parent Company will manage the company and allow the company to use certain intellectual property and business concepts. The company will incur direct capitalized costs and overhead expenses.

Some direct capitalized costs and overhead expenses will be paid by the company directly (e.g., salaries, board of director and board of advisor fees, employee benefits, and general administrative costs) while other capitalized costs and overhead expenses will be paid by the Parent Company and then reimbursed by the company (e.g., architectural costs, engineering, land, zoning and permitting and other costs directly related to assets belonging to the company).

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In addition, the company will pay the Parent Company monthly management fees as follows:

●	Operating facilities: 4% of gross operating revenues once facilities are opened.

o	Parent Company shall calculate 4% of gross revenue amount of the immediate past month, and the Parent Company shall invoice the company for the specific management fee amount on a monthly basis.

●	Facilities that are not operational: 3% of all-in development costs.

o	The “in-development costs” shall be calculated as the total amount of the hard and soft development costs, which include, but are not limited to, the total costs of land, development and entitlement costs, all construction costs, engineering and design costs, and contractor fees (the “In-Development Costs”) paid by the company in the immediate past month. The Parent Company shall invoice the company for the specific management fee amount on a monthly basis.

The Tulsa Facility, the Lubbock Facility and the Baton Rouge Facility are considered operating facilities.

The initial term of the Management Services Agreement is for ten years. Upon expiration of the agreement, it will automatically renew for another two years. Either party can terminate the agreement provided 120 days written notice has been given to the other party. The Management Services Agreement may also be terminated upon certain events of default, including but not limited to, material breaches of the agreement and also if one party files for bankruptcy or otherwise liquidates.

In the event the Parent Company were to file for bankruptcy or otherwise liquidate, the company would have to seek another provider of management services or make arrangements for such services to be provided in-house, including the hiring of additional personnel.

For additional information please see the Management Services Agreement, which is an Exhibit to this report.

Competition

Direct competitors

The company’s largest competitor in this emerging market is TopGolf. As of December 2022, there are approximately 70 TopGolf locations in the United States. Its first facilities were developed less than 20 years ago, and according to public reporting TopGolf intends to add new venues annually. Other competitors include local and regional facilities as well as other national chains, including DriveShack, 1Up Golf, Big Shots, and Driv.

Indirect competitors

Indirect competitors include sports-themed entertainment facilities with food and beverage offerings that revolve around other sports including, but not limited to bowling, ping pong, baseball, NASCAR, etc. These include PINS Mechanical, Main Event (40+ locations), Lucky Strike, Bowl More, iDrive NASCAR, iFly, and Dave & Buster’s (139 locations as of December 2020), to name a few.

In addition, new entertainment themed centers are being developed within the US that merge retail, food and beverage, entertainment and hospitality into single, tightly packed mixed-use destinations of 1-3 million square feet. These new developments include American Dream (Miami) and American Dream (NYC), as well as numerous other smaller developments throughout the US. Facilities like these typically include entertainment amenities such as water parks, skydiving, surfing, ice-rinks, drive-in movie theatres, hybrid golf facilities, miniature golf, theme parks, observation wheels, climbing walls, X4D movie theatres, and aquariums.

Employees

The company does not have any full-time or part-time employees. The Tulsa Facility, the Lubbock Facility, and Baton Rogue Facility currently employ approximately 300 employees in the following roles: restaurant service, marketing, management, facilities management, event sales, golf instruction and retail.

In addition, the Parent Company employs eight individuals, all of whom spend up to half of their time working on matters related to the company and various related entities. The amount of time that an employee of the Parent Company will dedicate to GolfSuites will vary from week to week depending on the current needs of the company.

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Regulation

Currently, the company has obtained a state liquor license in Oklahoma for the Tulsa Facility and a state liquor license in Texas for the Lubbock Facility. The company has not yet obtained a liquor license for the Baton Rogue Facility. In addition to the liquor licenses, certain other licenses that may be required for the company’s planned operations include:

●	State liquor license.

●	State reuse/resale tax for products including but not limited to golf clubs, and apparel.

●	County resale tax certificate.

●	“Doing Business As” certificates for applicable states.

●	Health department and food service license for each facility.

●	Elevator and Fire department certifications, required annually.

Intellectual Property

The Parent Company has filed the following name trademarks and GolfSuites intends to enter into a license agreement with the Parent Company for use of the following trademarks:

●	GolfSuites

●	Off The Deck

●	FirstCut

Litigation

As of December 31, 2022, the company has one lawsuit filed against it for a total of $78,517 plus accrued interest, by a shareholder of the company. This amount is guaranteed to the shareholder by Gerald Ellenburg, the company’s chairman and another shareholder of the company.

On December 31, 2022 the chairman and the other shareholder, entered into an agreement granting indemnification to the company for full payment of this $78,517 obligation. The $78,517 balance is included in Advances from Shareholders of GolfSuites, Inc. The total Advances from Sharesholders of GolfSuites, Inc. was $260,517 as of December 31, 2022.

Property

●	Tulsa Facility:

o	The company has entered into two lease agreements at the Tulsa Facility located at 600 Riverwalk Terrace Jenks, Oklahoma. One lease agreement relates to the facility. The second lease agreement relates to the land that the facility is on.

●	Baton Rouge Facility:

o	The company has entered into one lease agreement for the property located at 8181 Siegen Lane, Baton Rouge, Louisiana.

●	Lubbock Facility:

o	The company owns the facility located at 6909 Marsha Sharp Fwy, Lubbock, Texas. The company leases the property at 6909 Marsha Sharp Fwy, Lubbock, Texas.

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Conflicts of Interest

The company is subject to various conflicts of interest arising out of its relationship with the Parent Company. The company discusses these conflicts below.

General

The Parent Company currently holds all of the issued Common Stock of GolfSuites. The Parent Company is also affiliated with ERC Communities, Inc, f/k/a ERC HomeBuilders, Inc, and its related entities (collectively, the “ERC Entities”). The ERC Entities focus on the development and sale of a built-for rent properties in the United States. Gerald Ellenburg is the CEO for The Parent Company, the company and the ERC Entities (the “Affiliated Executives”).

These Affiliated Executives have legal obligations with respect to the Parent Company and the ERC Entities that are similar to their obligations to the company. In the future, these persons and other affiliates of the Parent Company and the ERC Entities may organize and or acquire for their own account, entertainment and hospitality facilities that may have been suitable for GolfSuites.

Allocation of GolfSuites Affiliates’ Time

Currently, The Tulsa Facility and the Lubbock Facility rely on Scott McCurry, to run the day-to day operations of the facilities. However, the company continues to rely on the Parent Company’s executive officers and other professionals who act on behalf of the Parent Company, for the day-to-day operation of its business, including sourcing locations, developing and/or sourcing future facilities, and capital raising. As the business matures, the company’s intent is to develop its own management team to take over the day-to-day operations of business. Until that occurs and as a result of the Affiliated Executives competing responsibilities, their obligations to other investors and the fact that they will continue to engage in other business activities on behalf of themselves and others, they will face conflicts of interest in allocating their time to GolfSuites and other entities and other business activities in which they are involved.

Receipt of Fees and Other Compensation by the Parent Company and its Affiliates

The Parent Company and its affiliates will receive substantial fees from the company, which fees will not be negotiated at arm’s length. These fees could influence the Parent Company’s advice to the company as well as the judgment of the Affiliated Executives of the Parent Company. For additional information see “The Company’s Business – Management Services from the Parent Company” for conflicts relating to the payments between the Parent Company and GolfSuites.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

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Overview

GolfSuites 1, Inc. owns, leases and operates golf driving range entertainment centers in the United States. The entertainment centers aim to provide next generation hospitality and dining venues, high tech gamified golf in climate-controlled suites, live entertainment, and spaces for both social and corporate functions.

As of December 31, 2022, the company owns 100% of GolfSuites Tulsa, LLC and 100% of GolfSuites Lubbock, LLC. The Tulsa Facility was formerly operated under the FlyingTee brand, but now operates under the GolfSuites brand. The Lubbock Facility was formerly operated under the 4ORE! Golf brand, but now operates under 4ORE! Golf-Powered By GolfSuites brand, and will change to usage of the GolfSuites brand later in 2023.

On March 16, 2021, GS 1 formed GolfSuites Baton Rouge, LLC a Louisiana limited liability company for the purpose of leasing an approximate 18-acre existing driving range that had been closed for operations. On June 1, 2022, Baton Rouge began operations of the 40-bay facility offering the same services as Tulsa and Lubbock. Through December 31, 2022, the total site development cost totals approximately $2,560,000. Funding for this site has been provided by the company’s Regulation A share sales, private equity investment, advances from the Parent Company, positive operating cash flows from existing operations, and a land lease. Minority interest in the loss of Baton Rouge has been reflected in the attached statements to show the allocation of loss to a private equity investor. As of December 31, 2022, the private equity investor has invested $1,000,000.

On January 15, 2022, GS 1 formed GolfSuites Madison, LLC, a Mississippi limited liability company for the purpose of purchasing approximately 9 acres of land which was to be developed into a 40-bay golf driving range and entertainment facility. The land was purchased on May 5, 2022. Through December 31, 2022, the total site development cost for Madison totals approximately $2,028,000. Funding for this site has been provided by the company’s Regulation A share sales, private equity investment, advances from the Parent Company positive operating cash flows from existing operations, and $1,125,000 of mortgage financing. Minority interest in the loss of Madison has been reflected in the attached statements to show the allocation of loss to a private equity investor. As of December 31, 2022, the private equity investor has invested $712,000. As of December 31, 2022, development of the Madison site has been discontinued, and the company is seeking a buyer for the site.

To date, revenues have come from the following activities:

•	Driving range suite rentals.
•	Special events sales.
•	Food and beverage sales.
•	Coaching and instruction services.
•	Retail sales.

The company collects revenue upon sale of an item (including: membership sales, food and beverage sales, apparel etc.) and recognize the revenue when the sale is made. Cost of revenues for the company includes the cost of food, beverages, liquor, wine and beer sold to customers.

Operating expenses currently consist of advertising and marketing expenses and general administrative expenses.

Results of Operations

For the year ended December 31, 2022, the company had $9,071,791 in revenue compared to the year ended December 31, 2021 the company had $8,853,965 in revenues, a $217,826 (or 2%) increase. The increase in revenues is attributable to:

•	the change in restrictions related to capacity constraints and public large-crowd-gatherings which were largely in place and did not expire until March 2021. Expiration of the restrictions led to an increase in group and corporate sales the company;
•	expanded its offerings in food and beverage;
•	the opening of Baton Rouge in June 2022; and
•	improved sales performance incentives for employees.

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The company’s cost of revenues increased by $223,267 (or 17.9%) to $1,469,968 during the year ended December 31, 2022 from $1,246,701 for the year ended December 31, 2021. The increase in costs of revenues was primarily related to the increase in revenues as well as higher costs of materials.

Total operating expenses for the period ended December 31, 2022 increased to $7,490,346 from $6,427,854 for the year ended December 31, 2021 a $1,062,492 (or 16.5%) increase. The primary drivers of the increase were:

•	An increase of $120,695 in advertising and marketing due to the new Baton Rouge site.

•	An increase of $225,746 in equipment and repairs due to primarily to net repairs at Tulsa and Lubbock of $21,045 plus first-time repairs at Baton Rouge of $33,180.

•	An increase of $225,886 in operational salaries related to payroll related to the opening of Baton Rouge, offset by efficiencies at Tulsa and Lubbock.

•	An increase of $192,699 in utilities and telephone primarily due to a very cold winter, followed by a very hot early summer in 2022.

•	An increase in professional fees of $61,844 primarily due to fees incurred by GS 1 related to legal, accounting, audit and other fees associated with the capital raise and reporting requirements.

The company records other income (expense) for depreciation and amortization (related to its facilities and equipment), interest expenses (related to its loans and mortgages), certain costs related to its capital raises under Regulation A and Regulation D and loan forgiveness. The company had net other expense of $3,120,465 for the period ended December 31, 2022 compared with net other expense for the period ended December 31, 2021 of $3,398,583.

Minority interest in the loss of Baton Rouge has been reflected to show the allocation of $867,550 in loss as of December 31, 2022 to a private equity investor.

As a result of the foregoing, the company generated net loss for the years ended December 31, 2022 in the amount of $2,141,438 compared to a net loss for the period ended December 31, 2021 in the amount of $697,690.

Liquidity and Capital Resources

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Year ended December 31,
	2022	2021	$ Change
Net cash provided by operating activities	$62,516	$382,166	$(319,650)
Net cash used in investing activities	$(4,110,391)	$(2,215,996)	$(1,894,395)
Net cash provided by financing activities	$3,601,173	$1,969,455	$1,631,718

Cash provided by operating activities for the year ended December 31,2022 was $62,516 as compared to cash provided by $382,166 for the period ended December 31, 2021. The decrease was primarily comprised of increased net loss from startup of Baton Rouge, one-time income from PPP forgiveness in 2021, and the impact of changes in various working capital components.

Cash used in investing activities for the year ended December 31,2022 was $4,110,391, as compared to cash used in investing activities of $2,215,996 for the period ended December 31, 2021. In 2022, the company used $3,991,636 for the purchase of property and equipment; $1,905,957 related to Baton Rouge construction and additions, $2,028,363 related to the acquisition of Madison land; and $57,316 was for additions at Tulsa and Lubbock. Capitalized development fees incurred totaled $118,755; $57,179 from Baton Rouge, and $61,576 from Madison.

Cash provided by financing activities was $3,601,173 for the year ended December 31, 2022, compared to cash provided of $1,969,455 for the year ended December 31, 2021. During 2022, we received $3,518,042 from the sale of Preferred Stock, $1,287,000 from proceeds of minority interest in Baton Rouge and Madison and $1,125,000 in proceeds from the note payable for the mortgage on the acquisition of Madison land. Our shareholder and related party advances, net used $2,815,858 for the period ended December 31, 2022, including the conversion to additional paid-in capital of $2,696,442, compared with providing $271,619 for the period ended December 31, 2021. For principal payments on mortgages, equipment loans and leases, the company used $1,209,176 in 2022, which included the leases for Tulsa, Lubbock, and Baton Rouge, compared with using $254,796 in 2021. Dividend payments in 2022 totaled $361,662 compared to $133,968 in 2021.

14

As of December 31,2022 , the company has cash and cash equivalents of $227,442. Since inception, our activities have been funded from our revenues, cash advances from its current parent entity and management as well as funds raised in the company’s offerings under Regulation A. Since taking over the operations for the Lubbock Facility, the Tulsa Facility, and the Baton Rouge Facility the company has also been relying on revenues from those facilities. The company plans to continue to try to raise additional capital through: (i) additional offerings (ii) mortgage financing and (iii) revenues from the Tulsa Facility, the Lubbock Facility and the Baton Rouge Facility. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

For the years ended December 31, 2022 and December 31, 2021 , GolfSuites Tulsa and GolfSuites Lubbock advanced funds to the company totaling $690,982 and $967,480, respectively.

The company launched its second Regulation A offering in February 2021 which terminated in March 2022. The total amount raised in the offering was approximately, $3,391,706. The company launched its third Regulation A offering in May 2022. For the year ended December 31, 2022, the amount raised pursuant to the Regulation A offering totaled $3,518,042.

Indebtedness

Advances from the Parent Entity and its Shareholders

•	The company has received working capital from its parent entity to cover expenses and costs while preparing for the securities offering under Regulation A. The balance of these advances at December 31, 2022 and December 31, 2021 totaled $260,517 and $933,317, respectively. These advances are recorded as liabilities of the company. The company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

•

In addition, the company received advances from shareholders of the parent entity. The total of these advances, $2,696,442, was converted to Additional Paid- in Capital in 2022.

The balance of these parent entity shareholder advances totaled $2,143,058 as of December 31, 2021. These advances are recorded as liabilities of the company. The company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

Notes Payable and Lease Obligations

Notes payable consists of the following debt instruments as of December 31, 2022, and 2021.

15

		2022	2021
Equipment financing
Tulsa	Current	$23,467	$38,450
Tulsa	Long-term	68,612	109,130
	Total	92,079	147,580
Insurance Financing
Tulsa	Current	121,115	-
Lubbock	Current	69,712	-
Baton Rouge	Current	25,807	-
	Total	216,634	-
Mortgage financing
Lubbock	Current	156,727	813,580
Lubbock	Long-term	5,768,790	5,935,332
	Subtotal	5,925,517	6,748,912
Madison	Long-term	1,125,000	-
	Total	7,050,517	6,748,912
Totals by entity
Tulsa	Current	144,582	38,450
Lubbock	Current	226,439	813,580
Baton Rouge	Current	25,807	-
	Current total	396,828	852,030
Tulsa	Long-term	68,612	109,130
Lubbock	Long-term	5,768,790	5,935,332
Madison	Long-term	1,125,000	-
	Long-term total	6,962,402	6,044,462
Tulsa	Total	213,194	147,580
Lubbock	Total	5,995,229	6,748,912
Baton Rouge	Total	25,807	-
Madison	Total	1,125,000	-
	Notes payable total	$7,359,230	$6,896,492

•	Lubbock Facility

o	The company took over a construction loan with First United Bank, with an interest rate of 4%. As of December 31, 2022, the company recorded $5,925,517 in liabilities for this mortgage; the mortgage was secured by a third-party guarantor.

o	The company took over the Amended and Restated Ground Lease, executed on October 30, 2018, for a 5-year term. The beginning monthly rent is $13,000 annually and increases by 2% every year thereafter. The lease includes three 5-year options for renewal, which extends the lease termination date to 2038.

o	The company took over a lease with Hub City Main Street Investments, LLC. The lease provides for a 5-year term with monthly payments of $2,500. This lease is often referred to as a nuisance lease as it is with the owner of the adjacent property owner because golf balls were going over the net surrounding the driving range and landing on the adjacent property. The lease expires on August 29, 2023.

16

•	Tulsa Facility

o	GolfSuites Tulsa is a party to a 25-year lease agreement, dated September 13, 2019, and entered into between GolfSuites Tulsa and Onefire Holding Company, LLC (“Onefire”) (the “Tulsa Lease Agreement”). Onefire is entitled to annual payments of $360,000 and 50% of net cash flow.

o	On March 5, 2020 GolfSuites Tulsa entered into a Lease Amendment Agreement with Onefire. This agreement provides for the deferment of base rent and additional rent for the period from January 1, 2020, through March 31, 2020.

o	On July 6, 2020, the company took out a loan for equipment financing with First Oklahoma Bank in the amount of $198,580. The loan bears an interest rate of 5.25% and expires on July 6, 2025. As of December 31, 2022, the outstanding loan principal was $92,079.

•	Baton Rouge Facility

o	On February 9, 2021, the company entered into a lease agreement for an approximate 18-acre existing driving range located at 8181 Siegen Lane, Baton Rouge, Louisiana (the “Baton Rouge Facility”) and has a term of five years. The lease commenced on March 1, 2021. As of December 31, 2022, the company recorded $675,058 in liabilities for this lease.

•	Madison Facility

o	The mortgage related to the acquisition of Madison land totaled $1,125,000, and that balance is outstanding at December 31, 2022. The interest rate is the Prime Rate plus five percent, with the balance due May 5, 2023.

Trends

GolfSuites participates in the recreational sporting and entertainment facilities market. It believes this market to be young, fast-growing and under-served. This market overlaps three growing, highly profitable markets: the golf market, the recreation/sporting entertainment sector and the food and beverage portion of the hospitality industry. GolfSuites competes for revenues from customer spending in each of these three sectors. Since money spent in those sectors is discretionary income, the company believes it is reliant on economic trends in the United States.

To date, there have been limited restrictions on construction. The company has continued to move forward with its business plans and has done or intends to do the following:

•	Rebranding of the Tulsa Facility
•	Plan for the rebranding of the Lubbock Facility.
•	Opened the Baton Rouge Facility - Q2 2022.
•	Plan for the acquisition or lease of 3 additional facilities.
•	Complete the rebranding of the Lubbock Facility during 2023
•	Sell the Madison Facility during 2023

17

Item 3. Directors and Officers

Directors, Executive Officers and Significant Employees

The table below sets forth the officers and directors of the company as of April 27, 2023.

Name	Position	Employer	Age	Term of Office (If indefinite give date of appointment)
Gerald Ellenburg	CEO, Director, Secretary, Treasurer	GolfSuites 1, Inc.	74	March 14, 2019
Ryan Ellenburg	Director	GolfSuites 1, Inc.	41	January 6, 2023

The table below sets forth the officers and directors of GolfSuites, Inc. (“Parent Company”).

Name	Position	Employer	Age	Term of Office (If indefinite give date of appointment)
Gerald Ellenburg	Director Chairman Chief Executive Officer and Secretary	GolfSuites, Inc.	74	November 8, 2018
Gerald Ellenburg	President	GolfSuites, Inc.	74	February 10, 2023
Scott McCurry	Chief Operating Officer	GolfSuites, Inc.	54	March 2023
David A. Morris III	Consulting CFO	GolfSuites, Inc.	63	November 8, 2018
Ann England	VP, Human Resources	GolfSuites, Inc.	51	October 15, 2021

Gerald Ellenburg

Gerald Ellenburg (“Jerry”) is the President and Chief Operating Officer since February 10, 2023. In addition, he has served as the Chairman and Chief Executive Officer of the Parent Company since November 2018 and GolfSuites since March 2019. Jerry also serves as the Chairman and Chief Executive Officer of ERC Communities, Inc., since March 2011. Jerry has a total of 35 years of experience in real estate ownership, management and financing of multi-family properties, management of over $750 million in debt and equity financing. Jerry graduated from the University of California, Berkeley in 1971, and is a California-licensed CPA (inactive).

Ryan Ellenburg

Ryan Ellenburg is a Director of the company since February 10, 2023. Ryan Ellenburg has been consulting with the capital markets team for ERC Communities, Inc., ERC Communities 1, Inc., GolfSuites, Inc., and GolfSuites 1, Inc. since June 2019. In January 2023, Ryan joined the board of directors for ERC Communities, Inc., and ERC Communities 1, Inc. Previously, from September 2017 until June 2019, Ryan was employed by Allied Universal as a security contractor. During that time frame his primary clients were PG&E and ServiceNow. Ryan is no stranger to technology and finance and has been improving systems since value engineering construction projects in college and then overseeing standard upgrades for worldwide Silicon Valley accounts. Mr. Ellenburg is a graduate of the Georgia Institute of Technology in 2004.

Scott McCurry

Scott McCurry was appointed Chief Operating Officer of the Parent Company in March 2023. Previously, he served as Vice President of Operations for the Parent Company from September 1, 2019 until March 2023. Scott is an operations executive with over 25 years of experience in the Hospitality and Entertainment Industry. Previously, Scott was the National Director of Operations for K1 Speed from September 2017 to September 2019, helping it grow in domestic and international size while adding food beverage to the brand while improving the guest experience.  Prior to K1Speed, Scott was the National Director of Operations of Topgolf from February 2014 to September 2017.  Prior to that Scott was their Director of Operations, a position he held since July 2012.  At Topgolf, Scott helped build the brand from six venues to over 40 venues each averaging $20 million in revenue a year.

18

Ann England

Ann England is Vice-President of Human Resources, Organizational Development, and Employee Training since October 2021. Ann joins the Parent Company with over 30 years in the foodservice industry, including nearly 20 years in Human Resources, Organizational Development and Employee Training. From 1992 to October 2021, she served at Cracker Barrell in various roles, including Manager of Internal Communications and Guest Relations for 6 years and Director of Operational Strategy for the last 3 years there. In addition to her HR experience, Ann has led internal corporate communications, guest relations, strategic projects, and operational strategy. She is a graduate of Middle Tennessee State University.

David A. Morris III

David Morris is the Consulting Chief Financial Officer of the Parent Company since November 2018. David is also the Consulting Chief Financial Officer at ERC Communities, Inc., since March 2011 until present. David has over 30 years of experience in finance and financial forensics. During his tenure at GolfSuites, David oversees the following:

●	tax planning,

●	compliance,

●	accounting,

●	audit,

●	forecasts and

●	investment analysis.

David’s’ career has included the Vice-Presidency of Finance at Belz Enterprises, a large real estate development and management company.  David graduated from the University of Wisconsin, La Crosse, in 1980 and is a Tennessee-licensed CPA.

19

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of March 31, 2023, GolfSuites voting securities that are owned by its executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class B Common Stock	GolfSuites, Inc. 650 E. Bloomingdale Ave., Brandon, FL 33511	18,000,000	N/A	100%

There are currently no outstanding shares of the company’s Class A Common Stock and 687,489 shares outstanding of the company’s Preferred Stock.

The following table sets out, as of March 31, 2023 the Parent Company’s voting securities that are owned by the company’s executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Gerald Ellenburg	215,000,000	N/A	22.43%
	Nicholas Flanagan	191,000,000	N/A	19.93%
	Michael & Gina Zylstra	119,375,000	N/A	12.46%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o GolfSuites, Inc. 650 E. Bloomingdale Ave., Brandon, FL 33511.

20

Item 5. Interest of Management and Others in Certain Transactions

Relationship with the Parent Company

The company has received working capital from its parent entity to cover expenses and costs while preparing for the Regulation A securities offering. The total of these advances, $2,696,442 was converted to Additional Paid- in Capital in 2022. The balance of the advances at December 31, 2021 totaled $2,143,058.

In addition, the Company received advances from shareholders of the parent entity. The balance of these parent entity shareholder advances totaled $260,517 and $933,317 respectively, as of December 31, 2022 and 2021. These advances are recorded as liabilities of the company. The company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

The company has issued 18,000,000 shares of Class B Common Stock to the Parent Company, at par, in exchange for $180.

Management Services Agreement

The company has entered into a Management Services Agreement with the Parent Company. Pursuant to this agreement, the Parent Company will license all intellectual property and business concepts and design necessary for GolfSuites to conduct its business and under the direction of our Board of Directors, the Parent Company is to provide services to GolfSuites including: Supervision the operations of GolfSuites, and Management all necessary negotiations relating to the business, personnel, etc. In return for the aforementioned services GolfSuites agrees to pay the Parent Company a monthly management fee:

●	Operational facilities: 4% of gross operating revenues

●	Facilities that are not operational: 3% of all In-Development Costs

The initial term of the agreement is for ten years. Upon expiration of the agreement it shall automatically renew for another two years. Either party can terminate the agreement provided 120 days written notice has been given to the other party. see “Item 1. Business – Management Services from GolfSuites.”

Relationship with ERC Communities, Inc.

Some of the parties involved with the operation and management of the company, including Gerald Ellenburg, Ryan Ellenburg and David Morris, have other relationships that may create disincentives to act in the best interest of the company and its investors. These parties are also involved with ERC Communities, Inc. and its subsidiaries in similar capacities. These conflicts may inhibit or interfere with the sound and profitable operation of the company.

Item 6. Other Information

None.

21

Item 7. Financial Statements

FINANCIAL STATEMENTS

GolfSuites 1, Inc.

and Subsidiaries

Consolidated Financial Statements

As of, and for the Years Ended December 31, 2022 and 2021

INDEPENDENT AUDITOR’S REPORT

April 25, 2023

To:	Board of Directors, Golfsuites 1, Inc.

Re:	2022 Consolidated Financial Statement audit

We have audited the accompanying consolidated financial statements of Golfsuites 1, Inc. and subsidiaries (the “Company”), which comprise the balance sheet as of December 31, 2022 and 2021, and the related statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the calendar year periods ended 2021 and 2020, and the related notes to such consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, shareholder equity and its cash flows for the calendar years ended 2022 and 2021 and in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, Colorado

April 25, 2023

GolfSuites 1, Inc.

and Subsidiaries

Consolidated Financial Statements

As of, and for the Years Ended December 31, 2022 and 2021

GolfSuites 1, Inc. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2022 and 2021

	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$227,442	$674,144
Accounts receivable	54,467	386,581
Inventory	308,953	105,856
Prepaid expenses	239,677	24,223
Total current assets	830,539	1,190,804
Property, plant and equipment, net
Land and building improvements	10,735,403	6,867,239
Furniture, fixtures and equipment	4,536,829	3,742,864
Construction in progress	-	650,241
Accumulated depreciation	(3,408,871)	(2,630,573)
Property, plant and equipment, net	11,863,361	8,629,771
Right of use assets, net of accumulated amortization	8,485,641	8,896,265
Other assets
Capitalized development costs	784,969	666,214
Other assets	41,134	44,865
Goodwill	1,749,255	1,749,255
Total other assets	2,575,358	2,460,334
TOTAL ASSETS	$23,754,899	$21,177,174

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$396,828	$852,030
Lease liabilities, current portion	230,216	201,506
Accounts payable and accrued expenses	1,756,622	754,375
EIDL loans payable	298,169	298,900
Total current liabilities	2,681,835	2,106,811
Non-current liabilities
Notes payable, long-term portion	6,962,402	6,044,462
Lease liabilities, long-term portion	8,723,926	8,954,141
Advances from shareholders of Golfsuites, Inc. (parent company)	260,517	933,317
Advances from GolfSuites, Inc. (parent company)	-	2,143,058
Total non-current liabilities	15,946,845	18,074,978
TOTAL LIABILITIES	18,628,680	20,181,789
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	702,824	283,374
Stockholders' equity
Common stock, Class A: 132,000,000 shares authorized, $0.00001 par, no shares issued and outstanding	-	-
Common stock, Class B: 18,000,000 shares authorized, $0.00001 par, 18,000,000 shares issued and outstanding	180	180
Additional Paid-In Capital	2,696,442	-
Preferred stock, Class A: 10,000,000 shares authorized, 867,728 and 540,503 shares issued and outstanding, respectively	6,948,660	3,430,618
Preferred stock, Other: 40,000,000 shares authorized, no shares issued and outstanding	-	-
Retained earnings	(5,221,887)	(2,718,787)
TOTAL EQUITY	4,423,395	712,011
TOTAL LIABILITIES AND EQUITY	$23,754,899	$21,177,174

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Operations

For the Years Ended December 31, 2022 and 2021

	2022	2021
Revenues	$9,071,791	$8,853,965
Cost of revenues	1,469,968	1,246,701
Gross profit	7,601,823	7,607,264
Operating expenses
Advertising and marketing	162,773	42,078
Salaries - operational	3,309,450	3,083,564
Employee benefits and taxes	617,387	576,154
Property lease and affiliated costs	89,106	90,550
Equipment and repairs	403,639	177,893
Gaming, software and license fees	335,229	315,060
Utilities and telephone	562,083	369,384
Credit card fees	214,679	240,301
Insurance	311,292	310,950
Professional fees	294,241	232,397
Property and local taxes	405,816	387,946
Other selling, general and administrative	784,651	601,577
Total operating expenses	7,490,346	6,427,854
Net operating profit (loss)	111,477	1,179,410
Income from Covid 19 relief programs
PPP loan forgiveness	-	1,073,100
Employee retention credit	-	331,756
Total Covid 19 relief programs	-	1,404,856
Net income before other income (expense)	111,477	2,584,266
Other income (expense)
Depreciation and amortization	(1,168,670)	(1,104,196)
Interest expense	(633,886)	(644,222)
Management fees	(344,533)	(667,036)
Reg A share sale costs	(983,293)	(985,742)
Other income	9,917	2,613
Net other expense	(3,120,465)	(3,398,583)
Net loss before minority interest	(3,008,988)	(814,317)
Minority interest share of subsidiary loss	867,550	116,627
Net income (loss)	$(2,141,438)	$(697,690)

Basic loss per common share	$(0.11897)	$(0.03876)
Diluted loss per common share	$(0.11446)	$(0.03798)

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Stockholders' Equity (Deficit)

For the Years Ended December 31, 2022 and 2021

	Class A		Class B		Additional	Class A		Other		Retained	Total
	Common Stock		Common Stock		Paid-In	Preferred Stock		Preferred Stock		Earnings, Net	Stockholders'
	Shares	Value	Shares	Value	Capital	Shares	Value	Shares	Value	of Dividends	Equity
Balance as of December 31, 2020	-	$-	18,000,000	$180	$-	274,742	$1,304,534	-	$-	$(1,887,129)	$(582,415)
Share issuance and contributed capital	-	-	-	-	-	265,761	2,126,084	-	-	-	2,126,084
Net income	-	-	-	-	-	-	-	-	-	(697,690)	(697,690)
Dividends	-	-	-	-	-	-	-	-	-	(133,968)	(133,968)
Balance as of December 31, 2021	-	-	18,000,000	180	-	540,503	3,430,618	-	-	(2,718,787)	712,011
Share issuance and contributed capital	-	-	-	-	2,696,442	327,225	3,518,042	-	-	-	6,214,484
Net loss	-	-	-	-	-	-	-	-	-	(2,141,438)	(2,141,438)
Dividends	-	-	-	-	-	-	-	-	-	(361,662)	(361,662)
Balance as of December 31, 2022	-	$-	18,000,000	$180	$2,696,442	867,728	$6,948,660	-	$-	$(5,221,887)	$4,423,395

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash Flows from Operating Activities
Net loss	$(2,141,438)	$(697,690)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Minority interest share of income (loss)	(867,550)	(116,627)
Depreciation and amortization	1,168,670	1,104,196
Changes in operating assets and liabilities
Accounts receivable	332,114	(322,147)
Inventory	(203,097)	(17,570)
Prepaid expenses	(215,454)	(22,510)
Accounts payable and accrued expenses	1,002,247	(529,450)
Other assets	3,731	(1,778)
Reg A and Reg D share sale costs	983,293	985,742
Net cash provided by operating activities	62,516	382,166

Cash Flows from Investing Activities
Acquisition of operating golf entities	-	-
Purchase of property and equipment	(3,991,636)	(1,549,782)
Capitalized development costs	(118,755)	(666,214)
Net cash used in investing activities	(4,110,391)	(2,215,996)

Cash Flows from Financing Activities
Proceeds from issuance of common stock	-	-
Capital contribution	2,696,442	-
Proceeds from issuance of perferred stock	3,518,042	2,126,084
Proceeds from minority interest investor in subsidiary	1,287,000	400,000
Proceeds from (payments on) PPP and EIDL loans, net of forgiveness	(731)	149,000
Proceeds net of principal payments on mortgages, equipment loans and leases	261,233	142,462
Shareholder and related party advances, net	(2,815,858)	271,619
Dividend payments	(361,662)	(133,968)
Reg A and Reg D share sale costs	(983,293)	(985,742)
Net cash provided by financing activities	3,601,173	1,969,455
Net Change In Cash and Cash Equivalents	(446,702)	135,625
Cash and Cash Equivalents, Beginning of Period	674,144	538,519
Cash and Cash Equivalents, End of Period	$227,442	$674,144

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2022

NOTE 1 - NATURE OF OPERATIONS

GolfSuites 1, Inc. (which may be referred to as “GS 1”, the “Company”, “we”, “us”, or “our”) is an early-stage company devoted to the development and operation of golf driving range and entertainment centers in the United States. The Company operates under the brand GOLFSUITES. The Company oversees the acquisition of land, zoning, entitlement, design, construction and operation of the existing and planned future facilities.

The Company owns 100% of GolfSuites Tulsa, LLC ("Tulsa") and GolfSuites Lubbock, LLC (“Lubbock”). Tulsa was formerly operated under the FlyingTee brand, but now operates under the GolfSuites brand. Lubbock was formerly operated under the 4ORE! Golf brand, but now operates under 4ORE! Golf-Powered by GolfSuites brand, and will change to the GolfSuites brand in 2023.

On March 16, 2021 GS 1 formed GolfSuites Baton Rouge, LLC (“Baton Rouge”), a Louisiana limited liability company for the purpose of leasing an approximate 18-acre existing driving range that had been closed for operations. On June 1, 2022 Baton Rouge began operations of the 40-bay facility offering the same services as Tulsa and Lubbock. Through December 31, 2022, the total site development cost totals approximately $2,560,000. Funding for this site has been provided by GS 1’s Reg A share sales, private equity investment, advances from GolfSuites, Inc. (“GolfSuites”) (parent company), positive operating cash flows from existing operations, and a land lease. Minority interest in the loss of Baton Rouge has been reflected in the attached statements to show the allocation of loss to a private equity investor. As of December 31, 2022, the private equity investor has invested $1,000,000.

On January 15, 2022 GS 1 formed GolfSuites Madison, LLC (“Madison”) a Mississippi limited liability company for the purpose of purchasing approximately 9 acres of land which was to be developed into a 40-bay golf driving range and entertainment facility. The land was purchased on May 5, 2022. Through December 31, 2022, the total site development cost for Madison totals approximately $2,028,000. Funding for this site has been provided by GS 1’s Reg A share sales, private equity investment, advances from GolfSuites, Inc., positive operating cash flows from existing operations, and $1,125,000 of mortgage financing. Minority interest in the loss of Madison has been reflected in the attached statements to show the allocation of loss to a private equity investor. As of December 31, 2022, the private equity investor has invested $712,000. As of December 31, 2022, development of the Madison site has been discontinued, and GS 1 is seeking a buyer for the site.

The attached consolidated statement of operations includes the operations of GS 1, Tulsa, and Lubbock for 2022 and 2021. Activity of Baton Rouge, from the start of operations on June 1, 2022, is also included. In that Madison did not conduct operations, no revenues or expenses are reflected in the statement of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted December 31 as the year end for reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, economic downturn, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2022, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of currency held in the Company’s checking accounts. As of December 31, 2022 and 2021, GS 1’s consolidated cash balances totaled $227,442 and $674,144, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. Balances due from credit card companies are included in accounts receivable. As of December 31, 2021 accounts receivable included $331,756 related to Employee Retention Credits – see Note 9 for additional details. The Employee Retention Credits were collected in the second quarter of 2022.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation for the years ended December 31, 2022 and 2021 totaled $778,298 and $713,571, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2022 and 2021 net property, plant and equipment consisted of the following:

	2022	2021
By Asset Category:	$10,735,403	$6,867,239
Land and building improvements
Furniture, fixtures and equipment	4,536,829	3,742,864
Construction in progress	-	650,241
Acumulated depreciation	(3,408,871)	(2,630,573)
Total	$11,863,361	$8,629,771
Net Book Value By Entity:
Tulsa	$547,362	$624,764
Lubbock	6,844,109	7,354,766
Baton Rouge	2,443,527	650,241
Madison	2,028,363	-
Total	$11,863,361	$8,629,771

Capitalized Development Costs

The Company has capitalized development fees under contractual agreements with its parent company, GolfSuites. These costs totaled $784,969 as of December 31, 2022 and are not amortized for GAAP purposes.

Goodwill

The Company recorded Goodwill related to the acquisition of its Tulsa and Lubbock golf operating entities in 2019 and 2020 respectively. Management has reviewed the amounts recorded as Goodwill in accordance with ASC 350-20-35-3C and has determined that the fair values of Tulsa and Lubbock are greater than carrying values, including Goodwill. Therefore, no impairment losses were recorded for the years ended December 31, 2022 or 2021. Following is a summary of the Goodwill values for Tulsa and Lubbock.

Tulsa	$859,760
Lubbock	889,495
Total	$1,749,255

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022 and 2021 the Company had no uncertain tax positions requiring accruals.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

In 2019, the Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with GAAP, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Development & Management Fees

Pursuant to a Management Services Agreement (“MSA”) that exists between GolfSuites and GS 1, fees for development and management of assets are due and paid from GS 1 to GolfSuites. GS 1 pays 3% of the total cost of new assets acquired or developed as development fees on its facilities to GolfSuites, and it pays 4% of gross operating revenue as management fees to GolfSuites. Management fees are reflected on the GS 1 Statement of Operations – Other income (expense). Development fees are reflected on the Consolidated Balance Sheet of GS 1.

Earnings per Share

Earnings per share amounts are calculated based on the weighted-average number of shares of common stock outstanding in each year. The basic loss per share is based only on the weighted- average of common shares outstanding. The diluted loss per share is based on the weighted- average of common shares outstanding plus Class A preferred shares, which are convertible to one share of common stock.

Common and Preferred Share Sales and Affiliated Costs

GS 1 collected preferred share sales totaling $3,518,042 and $2,126,084 for the years ended December 31, 2022 and 2021, respectively. The Company paid $983,293 and $985,742 related to those periods, in costs including direct compensation, platform facilitating, marketing, share issuance / administration, and advertising for the sale of such shares. The cost ratio for each of those periods is 27.9% and 46.4%, respectively. Costs of approximately $150,000 incurred in 2021, related to prior year sales; after adjusting for these costs, the 2021 adjusted cost ratio approximates 39.3%.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. Management believes the risk of loss is minimal.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016- 02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities became effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company implemented ASU No. 2016-02 for lease accounting for 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

As described above, the Company was recently formed and has incurred costs of its start-up operations, capital raising, and seeking to bring operations to positions of profitability. As such, no material tax provision yet exists.

NOTE 4 – NOTES PAYABLE

Notes payable consists of the following debt instruments as of December 31, 2022 and 2021.

		2022	2021
Equipment financing
Tulsa	Current	$23,467	$38,450
Tulsa	Long-term	68,612	109,130
	Total	92,079	147,580
Insurance Financing
Tulsa	Current	121,115	-
Lubbock	Current	69,712	-
Baton Rouge	Current	25,807	-
	Total	216,634	-
Mortgage financing
Lubbock	Current	156,727	813,580
Lubbock	Long-term	5,768,790	5,935,332
	Subtotal	5,925,517	6,748,912
Madison	Long-term	1,125,000	-
	Total	7,050,517	6,748,912
Totals by entity
Tulsa	Current	144,582	38,450
Lubbock	Current	226,439	813,580
Baton Rouge	Current	25,807	-
	Current total	396,828	852,030
Tulsa	Long-term	68,612	109,130
Lubbock	Long-term	5,768,790	5,935,332
Madison	Long-term	1,125,000	-
	Long-term total	6,962,402	6,044,462
Tulsa	Total	213,194	147,580
Lubbock	Total	5,995,229	6,748,912
Baton Rouge	Total	25,807	-
Madison	Total	1,125,000	-
	Notes payable total	$7,359,230	$6,896,492

NOTE 5 – RIGHT OF USE ASSETS & CAPITALIZED LEASE OBLIGATIONS

Tulsa, Lubbock and Baton Rouge lease land and/or buildings for each of those operations. In accordance with GAAP, the right of use assets are reflected in the attached balance sheet at the present value of future lease payments, as are the related lease liabilities, over the term of the respective leases.

Lubbock assumed the lease of land, that began prior to acquisition, on August 19, 2020; the present value of future lease payments was recorded at the acquisition date. Baton Rouge entered into a lease for land beginning March 1, 2021. The lease is for five years and Baton Rouge has the option to extend the lease for two additional five year terms. The present value of future lease payments, based on a 15 year lease, was recorded as of the lease inception.

The discount rate used in each of the present value calculations above is 4.000%, the incremental borrowing rate for Tulsa, Lubbock and Baton Rouge. The right of use assets are amortized straight-line over the life of each lease.

The table below provides a summary of the capitalized leases as of December 31, 2022.

	Tulsa	Lubbock	Baton Rouge	Total
Lease end date	07/31/2050	10/31/2038	02/29/2036
Monthly payment	$30,000	$13,525	$2,500	$46,025
Scheduled monthly payment increase	n/a	2% / year on	Increase to
		November 1	$3,300 at
			3/1/2022 and
			to $5,000 at
			3/1/2023; then
			10% for each
			Renewal
Asset value at inception or acquisition	$6,304,783	$2,437,633	$649,086	$9,391,502
Accumulated amortization	(507,884)	(318,645)	(79,332)	(905,861)
Right of use asset, net at
December 31, 2022	$5,796,899	$2,118,988	$569,754	$8,485,641

Principal portion lease obligation payments for the years ending December 31:

2023	$121,871	$80,052	$28,293	$230,216
2024	126,838	86,765	34,836	248,439
2025	132,006	93,820	36,254	262,080
2026	137,383	101,233	42,807	281,423
2027	142,980	109,020	45,587	297,587
Thereafter	5,347,570	1,799,546	487,281	7,634,397
Total	$6,008,648	$2,270,436	$675,058	$8,954,142

Total land and building minimum lease payments for the years ending December 31:

2023	$360,000	$169,422	$56,600	$586,022
2024	360,000	172,811	60,000	592,811
2025	360,000	176,267	60,000	596,267
2026	360,000	179,792	65,000	604,792
2027	360,000	183,388	66,000	609,388
Five year total	$1,800,000	$881,680	$307,600	$2,989,280

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company has one lawsuit filed against it for a total of $78,517 plus accrued interest, by a shareholder of GolfSuites. This amount is guaranteed to the shareholder by the Company’s chairman and another major shareholder of GolfSuites. The chairman and the other shareholder have issued an indemnification to the Company for full payment of this obligation. The balance is included in Advances from Shareholders of GolfSuites, Inc., reflected on the balance sheet.

NOTE 7 – EQUITY

The Company has authorized 132,000,000 shares of Class A common stock and 18,000,000 of Class B common stock, each with a par value of $0.00001 per share. As of December 31, 2022 there are no issued or outstanding shares of Class A common stock, and all Class B common stock is issued, outstanding, and held by GolfSuites, the Company’s parent company. In 2022 GolfSuites also contributed $2,696,442 to GS 1 that is shown in the balance sheet as Additional Paid-in Capital. In addition, the Company has authorized 10,000,000 shares of Class A preferred stock and 40,000,000 of other preferred stock. As of December 31, 2022, 867,728 shares of Class A preferred stock have been issued, are outstanding, and no other preferred stock is issued or outstanding. Class A preferred stock is convertible into Class A common stock. See the Consolidated Statement of Stockholders’ Equity (Deficit) for details of activity for each equity component.

Class A common stockholders are entitled to a single vote per share and have equal dividend and liquidation preferences as Class B common stockholders. Class B common stockholders have five votes per share and shares of Class B common stock can be converted into shares of Class A common stock at the option of the holder. Class A preferred stockholders are entitled to a single vote per share and to an 8 percent annual dividend, which will accrue if funds are not legally available to distribute, in addition to a liquidation preference. Shares of Class A preferred stock can be converted into shares of Class A common stock at the option of the holder and shares will be automatically converted in the event of a qualified public offering, as defined in the certificate of incorporation, as amended.

NOTE 8 – RELATED PARY TRANSACTIONS

The Company has received working capital from its parent entity to cover expenses and costs while preparing for the securities offering. The total of these advances was converted to Additional Paid- in Capital in 2022 (see Note 7 – Equity, above); the balance of the advances at December 31, 2021 totaled $2,143,058. In addition, the Company received advances from shareholders of the parent entity. The balance of these parent entity shareholder advances totaled $260,517 and $933,317 respectively, as of December 31, 2022 and 2021. These advances are recorded as liabilities of the Company. The Company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

NOTE 9 – PPP LOAN FORGIVENESS & EMPLOYEE RETENTION CREDITS

PPP Loan Forgiveness

Tulsa and Lubbock obtained PPP loans under each of the two rounds of government loan funding. The first PPP loans were funded in 2020 and forgiven in the first quarter of 2021. Forgiveness of these loans was reflected in the consolidated financial statements for 2020. The second round of PPP loans were funded in the first quarter of 2021. The Company received official notice of the forgiveness of these loans in the summer of 2021. Following is a summary of the PPP loan forgiveness recognized by Tulsa and Lubbock.

	Tulsa	Lubbock	Total
PPP Loan 1 - Recorded in 2020	$475,000	$418,400	$893,400
PPP Loan 2 - Recorded in 2021	665,000	408,100	1,073,100
Total	$1,140,000	$826,500	$1,966,500

Employee Retention Credits

In addition to PPP loans, Tulsa and Lubbock qualified for employee retention credits related to employee payroll taxes for the first quarter of 2021. Claims for refund were filed with the IRS for Tulsa and Lubbock and those refunds were received in the second quarter of 2022. Following is a summary of the income recognized for employee retention credits which were also included in accounts receivable at December 31, 2021.

Tulsa	$190,927
Lubbock	140,829
Total	$331,756

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis.

NOTE 11 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through April 25, 2023, the date these financial statements were issued. Based on this evaluation, no other material subsequent events were identified which would require adjustment or disclosure in the financial statements as of December 31, 2022.

GolfSuites 1, Inc. and Subsidiaries

Consolidating Balance Sheets

As of December 31, 2022 and 2021

				GolfSuites
	GolfSuites 1,	GolfSuites	GolfSuites	Baton Rouge,	GolfSuites			Consolidated
	Inc.	Tulsa, LLC	Lubbock, LLC	LLC	Madison, LLC	Combined	Eliminations	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$37,408	$25,765	$161,158	$3,111	$-	$227,442	$-	$227,442	$674,144
Accounts receivable	1,700	22,830	23,713	6,224	-	54,467	-	54,467	386,581
Inventory	-	97,812	120,906	90,235	-	308,953	-	308,953	105,856
Prepaid expenses	-	126,276	79,586	33,815	-	239,677	-	239,677	24,223
Total current assets	39,108	272,683	385,363	133,385	-	830,539	-	830,539	1,190,804
Property, plant and equipment, net
Land and building improvements	-	175,700	6,691,539	1,839,801	2,028,363	10,735,403	-	10,735,403	6,867,239
Furniture, fixtures and equipment	-	679,205	3,141,227	716,397	-	4,536,829	-	4,536,829	3,742,864
Construction in progress	-	-	-	-	-	-	-	-	650,241
Accumulated depreciation	-	(307,543)	(2,988,657)	(112,671)	-	(3,408,871)	-	(3,408,871)	(2,630,573)
Property, plant and equipment, net	-	547,362	6,844,109	2,443,527	2,028,363	11,863,361	-	11,863,361	8,629,771
Right of use assets, net of accumulated amortization	-	5,796,899	2,118,988	569,754	-	8,485,641	-	8,485,641	8,896,265
Other assets
Investment in subsidiaries	5,527,114	-	-	-	-	5,527,114	(5,527,114)	-	-
Capitalized development costs	784,969	-	-	-	-	784,969	-	784,969	666,214
Other assets	-	25,000	16,134	-	-	41,134	-	41,134	44,865
Intercompany advances	(1,658,462)	1,419,199	239,263	-	-	-	-	-	-
Goodwill	-	859,760	889,495	-	-	1,749,255	-	1,749,255	1,749,255
Total other assets	4,653,621	2,303,959	1,144,892	-	-	8,102,472	(5,527,114)	2,575,358	2,460,334
TOTAL ASSETS	$4,692,729	$8,920,903	$10,493,352	$3,146,666	$2,028,363	$29,282,013	$(5,527,114)	$23,754,899	$21,177,174

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$-	$144,582	$226,439	$25,807	$-	$396,828	$-	$396,828	$852,030
Lease liabilities, current portion	-	121,871	80,052	28,293	-	230,216	-	230,216	201,506
Accounts payable and accrued expenses	8,817	1,210,778	340,318	196,709	-	1,756,622	-	1,756,622	754,375
EIDL loans payable	-	149,000	149,169	-	-	298,169	-	298,169	298,900
Total current liabilities	8,817	1,626,231	795,978	250,809	-	2,681,835	-	2,681,835	2,106,811
Non-current liabilities
Notes payable, long-term portion	-	68,612	5,768,790	-	1,125,000	6,962,402	-	6,962,402	6,044,462
Lease liabilities, long-term portion	-	5,886,777	2,190,384	646,765	-	8,723,926	-	8,723,926	8,954,141
Advances from shareholders of Golfsuites, Inc. (parent company)	260,517	-	-	-	-	260,517	-	260,517	933,317
Advances from GolfSuites, Inc. (parent company)	-	-	-	-	-	-	-	-	2,143,058
Total non-current liabilities	260,517	5,955,389	7,959,174	646,765	1,125,000	15,946,845	-	15,946,845	18,074,978
TOTAL LIABILITIES	269,334	7,581,620	8,755,152	897,574	1,125,000	18,628,680	-	18,628,680	20,181,789
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	-	-	-	-	-	-	702,824	702,824	283,374
Equity
Member equity	-	1,339,283	1,738,200	2,249,092	903,363	6,229,938	(6,229,938)	-	-
Common stock, Class A	-	-	-	-	-	-	-	-	-
Common stock, Class B	180	-	-	-	-	180	-	180	180
Additional paid-in capital	2,696,442	-	-	-	-	2,696,442	-	2,696,442	-
Preferred stock, Class A	6,948,660	-	-	-	-	6,948,660	-	6,948,660	3,430,618
Preferred stock, other	-	-	-	-	-	-	-	-	-
Retained earnings	(5,221,887)	-	-	-	-	(5,221,887)	-	(5,221,887)	(2,718,787)
TOTAL EQUITY	4,423,395	1,339,283	1,738,200	2,249,092	903,363	10,653,333	(6,229,938)	4,423,395	712,011
TOTAL LIABILITIES AND EQUITY	$4,692,729	$8,920,903	$10,493,352	$3,146,666	$2,028,363	$29,282,013	$(5,527,114)	$23,754,899	$21,177,174

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc.

Consolidating Statement of Operations

For the Years Ended December 31, 2022 and 2021

				GolfSuites
	GolfSuites 1,	GolfSuites	GolfSuites	Baton Rouge,	GolfSuites			Consolidated
	Inc.	Tulsa, LLC	Lubbock, LLC	LLC	Madison, LLC	Combined	Eliminations	2022	2021
Revenues	$-	$4,372,846	$4,240,520	$458,425	$-	$9,071,791	$-	$9,071,791	$8,853,965
Cost of revenues	-	714,510	643,880	111,578	-	1,469,968	-	1,469,968	1,246,701
Gross profit	-	3,658,336	3,596,640	346,847	-	7,601,823	-	7,601,823	7,607,264
Operating expenses
Advertising and marketing	-	35,189	64,153	63,431	-	162,773	-	162,773	42,078
Salaries - Operational	-	1,513,967	1,294,360	501,123	-	3,309,450	-	3,309,450	3,083,564
Employee benefits and taxes	-	259,769	299,280	58,338	-	617,387	-	617,387	576,154
Property lease and affiliated costs	-	22,899	48,369	17,838	-	89,106	-	89,106	90,550
Equipment and repairs	-	205,624	126,102	71,913	-	403,639	-	403,639	177,893
Gaming, software and license fees	-	136,916	191,537	6,776	-	335,229	-	335,229	315,060
Utilities and telephone	-	273,224	233,143	55,716	-	562,083	-	562,083	369,384
Credit card fees	-	105,426	97,851	11,402	-	214,679	-	214,679	240,301
Insurance	-	180,160	83,152	47,980	-	311,292	-	311,292	310,950
Professional fees	250,161	12,506	29,003	2,571	-	294,241	-	294,241	232,397
Property and local taxes	900	205,116	193,200	6,600	-	405,816	-	405,816	387,946
Other selling, general and administrative	1,992	307,599	286,777	188,283	-	784,651	-	784,651	601,577
Total operating expenses	253,053	3,258,395	2,946,927	1,031,971	-	7,490,346	-	7,490,346	6,427,854
Net operating profit (loss)	(253,053)	399,941	649,713	(685,124)	-	111,477	-	111,477	1,179,410
Income from Covid 19 relief programs
PPP loan forgiveness	-	-	-	-	-	-	-	-	1,073,100
Employee retention credit	-	-	-	-	-	-	-	-	331,756
Total Covid 19 relief programs	-	-	-	-	-	-	-	-	1,404,856
Net income (loss) before other income (expense)	(253,053)	399,941	649,713	(685,124)	-	111,477	-	111,477	2,584,266
Other income (expense)
Depreciation and amortization	-	(316,389)	(697,671)	(154,610)	-	(1,168,670)	-	(1,168,670)	(1,104,196)
Interest expense	-	(252,586)	(353,484)	(27,816)	-	(633,886)	-	(633,886)	(644,222)
Management fees	(344,533)	-	-	-	-	(344,533)	-	(344,533)	(667,036)
Reg A share sale costs	(983,293)	-	-	-	-	(983,293)	-	(983,293)	(985,742)
Other income	-	9,917	-	-	-	9,917	-	9,917	2,613
Net other expense	(1,327,826)	(559,058)	(1,051,155)	(182,426)	-	(3,120,465)	-	(3,120,465)	(3,398,583)
Net income (loss) before income from subsidiaries and minority interest	(1,580,879)	(159,117)	(401,442)	(867,550)	-	(3,008,988)	-	(3,008,988)	(814,317)
Income (loss) from subsidiaries	(560,559)	-	-	-	-	(560,559)	560,559	-	-
Minority interest share of subsidiary loss	-	-	-	-	-	-	867,550	867,550	116,627
Net income (loss)	$(2,141,438)	$(159,117)	$(401,442)	$(867,550)	$-	$(3,569,547)	$1,428,109	$(2,141,438)	$(697,690)

The accompanying notes are an integral part of these financial statements.

Item 8.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Certificate of Amendment to the Amended and Restated Certificate of Incorporation (1)

2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (4)

2.3	Amended and Restated Certificate of Incorporation (3)

2.4	Bylaws (3)

6.1	Management Services Agreement between GolfSuites 1, Inc. and KGEM Golf, Inc. dated January 17, 2019 (4)

6.2	MIP Agreement dated August 2020 (1)

6.3	MIP Agreement dated August 2021 between the company, GolfSuites Baton Rouge and the Purchaser (5)

6.4	4ORE Golf Lease Agreement dated November 2018 (1)

6.5	Assignment of LLC interest and Amendment to LLC Agreement of GolfSuites Tulsa, LLC dated December 31, 2020 (1)

6.6	Lease Agreement between Onefire Holding Company, LLC, and GolfSuites Tulsa, LLC, dated September 13, 2019 (1)

6.7	Lease Amendment Agreement between Onefire Holding Company, LLC and GolfSuites Tulsa, LLC dated March 5, 2020 (1)

6.8	GolfSuites Baton Rouge Lease Agreement dated February 9, 2021 (5)

6.9	GolfSuites Madison Operating Agreement dated May 5, 2022 (6)

(1)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11408).

(2)	Filed as an exhibit to the GolfSuites 1, Inc. Form 1-K, dated April 30, 2021 (Commission File No. 24R-00224).

(3)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10939).

(4)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938).

(5)	Filed as an exhibit to the GolfSuites 1, Form 1-SA, dated September 16, 2021 (Commission File No. 24R-00224).

(6)	Filed as an exhibit to this GolfSuites 1, Form 1-SA, dated September 27, 2022.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Riverview, State of Florida, on May 1, 2023.

GolfSuites 1, Inc.

/s/ Gerald Ellenburg

By Gerald Ellenburg
CEO of GolfSuites 1, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Gerald Ellenburg

Gerald Ellenburg, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Director

Date: May 1, 2023

/s/ Ryan Ellenburg

Ryan Ellenburg, Director

Date: May 1, 2023

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